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                                          CONTACT:   Eugene Melnyk
                                                     Chairman of the Board
                                                     Robert Podruzny
                                                     President
                                                     (416) 285-6000
                                                     Web Page: www.biovail.com
                                                     Investor Relations e-mail:
                                                       ir@biovail.com


FOR IMMEDIATE RELEASE:

                     *BIOVAIL TO ACQUIRE FUISZ TECHNOLOGIES*

Acquisition to Expand Biovail's Pipeline of Products and Delivery Platforms.


TORONTO, CANADA/CHANTILLY, VIRGINIA, July 26, 1999--Biovail Corporation International (NYSE, TSE: BVF) ("Biovail") and Fuisz Technologies Ltd. (Nasdaq:
FUSE) ("Fuisz") today announced that they have entered into a definitive Merger Agreement for Biovail to acquire Fuisz in a two-stage cash and stock transaction that values Fuisz at $7.00 per share, or approximately $154 million, based on Biovail's closing share price of $58.625 on July 23, 1999. Fuisz has outstanding debt of approximately $91 million, for a total transaction value of approximately $245 million.

     Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Biovail will promptly commence a cash tender offer for a number of the outstanding common shares of Fuisz, which will result in Biovail owning 49% of the outstanding common shares of Fuisz. Upon completion of the cash tender, the remaining outstanding common shares of Fuisz will be exchanged for Biovail common shares in the ratio of 1 common share of Fuisz for
0.1194 common share of Biovail (the "Exchange Ratio"), subject to adjustment as provided in the Merger Agreement. The merger is subject to approval by the shareholders of Fuisz, expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1J9
                     TEL (416) 285-6000 FAX (416) 285-6499


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     Biovail currently beneficially owns approximately 19.2% of the outstanding common shares of Fuisz.

     The acquisition will be accounted for by Biovail using the purchase method of accounting and will reflect a one-time charge for the acquisition of in-process research and development as determined through independent assessment and valuation. Fuisz has advised Biovail that it expects its results for the fiscal quarter ended June 30, 1999 to be significantly below market expectations. The transaction is expected to be neutral to Biovail's earnings in 1999 and accretive in 2000. It is expected that the transaction will close in the fourth quarter of 1999.

     Eugene Melnyk, Chairman of the Board of Biovail, commented, "The acquisition of Fuisz allows Biovail to significantly expand its pipeline of products and drug delivery platforms. The microsphere technology and rapid dissolving formulations developed by Fuisz provide exciting potential for application on a wide array of drugs that will benefit from Fuisz's improved controlled release and taste masking technologies. We are confident that the technology platforms developed by Fuisz, in combination with those of Biovail, provide us with the foundation and leverage for a very broad portfolio of exciting applications."

     Dr. Richard Fuisz, Chairman of the Board of Fuisz Technologies commented, "The combination with Biovail should ultimately allow the shareholders of Fuisz to attain the level of success that befits the development of this extremely strong technological base. I have confidence that Eugene Melnyk will lead the way to substantive added value to our shareholders."

     Donaldson, Lufkin & Jenrette acted as financial advisor to Biovail and Warburg Dillon Reed LLC acted as financial advisor to Fuisz.

     Fuisz Technologies Ltd. is engaged in the development, manufacture and commercialization of a wide variety of pharmaceutical and healthcare products which utilize its proprietary CEFORM(TM), SHEARFORM(TM), and other drug delivery technologies.


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     Biovail Corporation International is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     The statements in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the success of integration of operations, the degree of dilution, the success of product approvals and marketing opportunities for each company's products, and the success in discovery research as well as other risks and uncertainties detailed from time to time in Securities and Exchange Commission reports filed by Biovail and Fuisz may affect the actual results achieved by Biovail and Fuisz. Biovail and Fuisz disclaim any intent or obligation to update these forward-looking statements.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.